UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

31 August 2011

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

This report on Form 6-K contains the following:

1.	Moody’s comments on proposed demerger of Telecom New Zealand
2.	Moody’s TCNZ announcement
3.	Standard and Poor’s indicates ratings for Telecom and Chorus
4.	Standard and Poor’s Chorus announcement
5.	Standard and Poor’s Telecom announcement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 31 August 2011	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

August 31, 2011

Moody’s comments on proposed demerger of Telecom New Zealand

Moody’s Investors Service notes today’s announcement by Telecom that it will proceed with the structural separation of its existing business.

Should the demerger proceed as planned, Telecom would likely be rated A3, with stable outlook, and Chorus would likely be assigned a preliminary credit rating of Baa2.

Moody’s statement is attached.

- ends –

For more information, contact:

Ian Bonnar 027 215 7564

MOODY’S INVESTORS SERVICE Announcement: Moody’s comments on proposed demerger of Telecom New Zealand Global Credit Research—31 Aug 2011 Sydney, August 31, 2011 — Moody’s Investors Service notes today’s announcement by Telecom Corporation of New Zealand Limited (“TCNZ” A3/P-2, negative outlook) that it will proceed with the structural separation (the “demerger”) of its existing business into two new and separate, publicly listed businesses, “New Telecom” and “New Chorus”. Upon the demerger, New Telecom will retain TCNZ’s existing position as the largest provider of telecommunication and IT services within New Zealand. New Chorus will be the country’s largest telecommunications utility and infrastructure business and the nation-wide owner and operator of fixed line infrastructure with around 93% share of the fixed line access market. TCNZ plans to aportion its debt, including existing bonds, between New Telecom and New Chorus. TCNZ and New Chorus have launched an exchange offer in relation to certain of its bonds and TCNZ has announced its plans to either repay or repurchase certain other bonds around the demerger date. Should the demerger proceed as planned, New Telecom would likely be rated A3, with stable outlook. New Chorus will likely have an investment grade rating profile, considering its stable network infrastructure business, which has utility-like credit fundamentals. TCNZ has today announced that it will proceed with the demerger which it expects to be completed by the end of 2011, subject to shareholder and court approval. Should these approvals be obtained and the demerger proceed as planned, “The loss of TCNZ’s core monopoly asset—its copper access network—will substantially weaken the earnings and cashflows of New Telecom relative to the pre-demerger credit profile of TCNZ”, says Ian Lewis, a Moody’s Vice President and Senior Credit Officer. “At the same time, the expected new, de-leveraged, capital structure of New Telecom is likely to be materially strengthened post-demerger and will provide a major counterbalance to offset the diminution in earnings”, adds Lewis who is also the Lead Analyst for TCNZ. “We expect that New Telecom will have a financial profile appropriate to a likely ratings outcome of A3/P-2 and expect that gross adjusted Debt/EBITDA will peak through the cycle at no more than 1.5x but will more generally operate in the low 1.0x range,” says Lewis, adding, “While we anticipate that operating conditions will remain extremely competitive for New Telecom, we expect the company to adopt appropriate financial policies for its A3/P-2 ratings and should competitive conditions or New Telecom’s performance deteriorate—which is not our central scenario for the company—adjust its financial profile and policies accordingly”. New Chorus will be New Zealand’s largest provider of wholesale fixed line services, via both copper and fibre networks. This business is expected to deliver predicable revenue with high margins. Capital expenditure will be substantial for New Chorus, both in maintaining the existing copper network, and rolling out fibre to the home in the areas of New Zealand where it has won the New Zealand government’s ultrafast broadband mandate. “We understand that New Chorus will target a Debt/EBITDA level of below 3.5 times and will likely have cash interest coverage of around 3.5 to 4 times (on a funds from operations pre interest expense to interest expense basis). Given New Chorus’s business profile, forecast capital expenditure, and dividend policy, our expectation is that the company will likely have a Baa2 rating on demerger from TCNZ, should the transaction proceed as outlined to us” says Nicola O’Brien, Lead Analyst for New Chorus, a Moody’s Vice President and Senior Analyst. Please see ratings tab on the issuer/entity page on Moodys.com for the last rating action and the rating history. The principal methodology used in this rating was Global Telecommunications Industry published in December 2010. Please see the Credit Policy page on www.moodys.com for a copy of this methodology. Telecom Corporation of New Zealand Limited, headquartered in Auckland, New Zealand, provides telecommunications services in New Zealand and Australia. Sydney Ian Lewis VP—Senior Credit Officer Corporate Finance Group Moody’s Investors Service Pty. Ltd. JOURNALISTS: (612) 9270-8102 SUBSCRIBERS: (612) 9270-8100 Sydney Terry Fanous Senior Vice President Corporate Finance Group Moody’s Investors Service Pty. Ltd. JOURNALISTS: (612) 9270-8102 SUBSCRIBERS: (612) 9270-8100 Moody’s Investors Service Pty. Ltd. Level 10 1 O’Connell Street Sydney NSW 2000 Australia JOURNALISTS: (612) 9270-8102 SUBSCRIBERS: (612) 9270-8100

MOODY’S INVESTORS SERVICE © 2011 Moody’s Investors Service, Inc. and/or its licensors and affiliates (collectively, “MOODY’S”). All rights reserved. CREDIT RATINGS ARE MOODY’S INVESTORS SERVICE, INC.’S (“MIS”) CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES. MIS DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL, FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. CREDIT RATINGS DO NOT CONSTITUTE INVESTMENT OR FINANCIAL ADVICE, AND CREDIT RATINGS ARE NOT RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. CREDIT RATINGS DO NOT COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MIS ISSUES ITS CREDIT RATINGS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE. ALL INFORMATION CONTAINED HEREIN IS PROTECTED BY LAW, INCLUDING BUT NOT LIMITED TO, COPYRIGHT LAW, AND NONE OF SUCH INFORMATION MAY BE COPIED OR OTHERWISE REPRODUCED, REPACKAGED, FURTHER TRANSMITTED, TRANSFERRED, DISSEMINATED, REDISTRIBUTED OR RESOLD, OR STORED FOR SUBSEQUENT USE FOR ANY SUCH PURPOSE, IN WHOLE OR IN PART, IN ANY FORM OR MANNER OR BY ANY MEANS WHATSOEVER, BY ANY PERSON WITHOUT MOODY’S PRIOR WRITTEN CONSENT. All information contained herein is obtained by MOODY’S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, all information contained herein is provided “AS IS” without warranty of any kind. MOODY’S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources Moody’s considers to be reliable, including, when appropriate, independent third-party sources. However, MOODY’S is not an auditor and cannot in every instance independently verify or validate information received in the rating process. Under no circumstances shall MOODY’S have any liability to any person or entity for (a) any loss or damage in whole or in part caused by, resulting from, or relating to, any error (negligent or otherwise) or other circumstance or contingency within or outside the control of MOODY’S or any of its directors, officers, employees or agents in connection with the procurement, collection, compilation, analysis, interpretation, communication, publication or delivery of any such information, or (b) any direct, indirect, special, consequential, compensatory or incidental damages whatsoever (including without limitation, lost profits), even if MOODY’S is advised in advance of the possibility of such damages, resulting from the use of or inability to use, any such information. The ratings, financial reporting analysis, projections, and other observations, if any, constituting part of the information contained herein are, and must be construed solely as, statements of opinion and not statements of fact or recommendations to purchase, sell or hold any securities. Each user of the information contained herein must make its own study and evaluation of each security it may consider purchasing, holding or selling. NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY’S IN ANY FORM OR MANNER WHATSOEVER. MIS, a wholly-owned credit rating agency subsidiary of Moody’s Corporation (“MCO”), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MIS have, prior to assignment of any rating, agreed to pay to MIS for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,500,000. MCO and MIS also maintain policies and procedures to address the independence of MIS’s ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at www.moodys.com under the heading “Shareholder Relations — Corporate Governance — Director and Shareholder Affiliation Policy.” Any publication into Australia of this document is by MOODY’S affiliate, Moody’s Investors Service Pty Limited ABN 61 003 399 657, which holds Australian Financial Services License no. 336969. This document is intended to be provided only to “wholesale clients” within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY’S that you are, or are accessing the document as a representative of, a “wholesale client” and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to “retail clients” within the meaning of section 761G of the Corporations Act 2001. Notwithstanding the foregoing, credit ratings assigned on and after October 1, 2010 by Moody’s Japan K.K. (“MJKK”) are MJKK’s current opinions of the relative future credit risk of entities, credit commitments, or debt or debt-like securities. In such a case, “MIS” in the foregoing statements shall be deemed to be replaced with “MJKK”. MJKK is a wholly-owned credit rating agency subsidiary of Moody’s Group Japan G.K., which is wholly owned by Moody’s Overseas Holdings Inc., a wholly-owned subsidiary of MCO. This credit rating is an opinion as to the creditworthiness or a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors. It would be dangerous for retail investors to make any investment decision based on this credit rating. If in doubt you should contact your financial or other professional adviser.

STOCK EXCHANGE ANNOUNCEMENT

August 31, 2011

Standard and Poor’s indicates ratings for Telecom and Chorus

Standard and Poor’s (S&P) Ratings Services has today announced that it has undertaken an assessment of Telecom’s proposed asset composition and financial profile following the demerger.

Based on this assessment, it expects to lower the ratings on Telecom by one notch to ‘A-/A-2’ from ‘A/A-1’ if the demerger proceeds as planned.

S&P has also assigned a preliminary long-term issuer credit rating of ‘BBB’ to Chorus with a stable rating outlook.

This is based on S&P’s view that Chorus has strong market position, high capital barriers to competition, and strong operating cash flow.

Standard and Poor’s statements are attached.

- ends –

For more information, contact:

Ian Bonnar 027 215 7564

STANDARD & POOR’S Global Credit Portal® Ratings Direct® Research Update: N.Z.’s Chorus Ltd. Assigned Preliminary ‘BBB’ Rating On Strong Market Position, Outlook Stable Primary Credit Analyst: Paul Draffin, Melbourne (61) 3-9631-2122;paul_draffin@standardandpoors.com Secondary Contact: May Zhong, Melbourne (61) 3-9631-2164;may_zhong@standardandpoors.com Table Of Contents Overview Rating Action Rationale Outlook Related Criteria And Research Ratings List August 30, 2011 www.standardandpoors.com/ratingsdirect 1 888334 | 300019494

Research Update: N.Z.’s Chorus Ltd. Assigned Preliminary ‘BBB’ Rating On Strong Market Position, Outlook Stable Overview ·Telecom Corp. of New Zealand is proposing to demerge its fixed-line access network business, Chorus Ltd., in late 2011. ·We have assigned a preliminary long-term issuer credit rating of ‘BBB’ to Chorus Ltd., with a stable rating outlook. ·In our view, Chorus has strong market position, high capital barriers to competition, and strong operating cash flow. ·We expect to finalize the Chorus rating on completion of the demerger. Rating Action On Aug. 31, 2011, Standard & Poor’s Ratings Services assigned its ‘BBB’ preliminary long-term issuer credit rating to New Zealand-based telecommunications company Chorus Ltd. (Chorus). The outlook on the rating is stable. Chorus is the access network business of Telecom Corp. of New Zealand Ltd. (TCNZ; A/Watch Neg/A-1), which is planning to demerge the Chorus business and related infrastructure in late 2011, subject to shareholder and various other approvals. Rationale The preliminary ‘BBB’ rating on Chorus reflects our view of the company’s strong market position as the dominant fixed-line telecommunications access network in New Zealand, high capital barriers to competition, and strong operating cash flow. These strengths are tempered by the network volume risks associated with fixed to mobile network substitution, and the execution and cost risks associated with the rollout of the proposed Ultra Fast Broadband (UFB) fibre-to-the-home (FTTH) network. We consider Chorus to have a ‘strong’ business risk profile, underpinned by high barriers to entry created by the substantial capital costs of its fixed-line access network and the relatively small and low-density nature of the New Zealand population. That said, we expect the key competitive challenge to Chorus’ network position in the next few years to come from fixed to mobile network substitution. The rating incorporates an expectation that mobile-only households will continue to grow and could reach up to 15% of the New Zealand population in the next five years, from about 5% currently. However, we consider that Chorus’ access network remains well positioned to retain a large share of total New Zealand telecommunications users in the long term. In our Standard & Poor’s | RatingsDirect on the Global Credit Portal | August 30, 2011 2 888334 | 300019494

Research Update: N.Z.'s Chorus Ltd. Assigned Preliminary 'BBB' Rating On Strong Market Position, Outlook Stable

view, increasing demand for data-intensive products and services (such as video/television services), mobile network capacity constraints, and the ongoing convergence of fixed and mobile networks should underpin satisfactory demand for Chorus' fibre fixed-line networks in the long term. Furthermore, free local calling and relatively high mobile costs in New Zealand should also support near-term network demand.

Following the demerger, Chorus's asset base will comprise a fibre-to-the-node (FTTN) access network (with a market share of about 93% of the New Zealand population), more than 600 telephone exchanges, and a large core backhaul network. In addition, as part of the New Zealand government's UFB and Rural Broadband Initiative (RBI) FTTH network proposals, Chorus will deliver a FTTH network to 70% of the regions covered by the UFB initiative, and can compete with the UFB in the remaining regions of New Zealand with its FTTN network. Although material execution risks exist for Chorus in delivering the fibre rollouts, these are mitigated to some extent by Chorus's experience in delivering the FTTN network and by the New Zealand government's funding contribution toward the fibre roll-outs. In this respect, Chorus is expected to receive NZ$930 million in government funding over the 8.5-year roll-out period, comprising equal proportions of debt and equity-like securities. Under our criteria, we treat the equity securities as 100% equity in our calculations, and the net present value of the debt securities as 100% debt.

Chorus revenues will be subject to regulatory determinations by the New Zealand Commerce Commission (NZCC) for its copper and fibre network access pricing, and is expected to be based on a 'cost plus' pricing model from 2014. Importantly, we note that Chorus will benefit from some government compensation if the regulated pricing or changes to the rollout program leads to different returns than those assumed as part of the UFB agreement. This should help to mitigate any near-term regulatory uncertainties associated with Chorus' returns from the fibre network.

Importantly also, we do not expect Chorus' earnings to be materially sensitive to the rate of customer take-up of the UFB network. Given the incremental costs associated with connecting a customer to the fibre network compared with the incremental revenues earned, we do not expect earnings to be materially affected if fibre take-up is slower than anticipated. However, if take-up of the fibre network has not reached 20% of the coverage area by 2020, it will trigger earlier payments under the government's debt and equity-like instruments.

In our view, Chorus' proposed financial policies following the demerger are consistent with the 'BBB' rating, and include maintaining unadjusted net debt to EBITDA below 3.5x and funds from operations (FFO) interest cover above 2.75x. Furthermore, we consider that the group's financial profile immediately following the demerger should provide adequate headroom within these financial policies and significant flexibility at the 'BBB' rating level. This should allow the group to accommodate any unexpected increase in costs associated with the UFB rollout and some moderate acceleration in fixed to mobile network substitution. Our base case forecasts assume that FFO to debt will track at

www.standardandpoors.com/ratingsdirect 3

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Research Update: N.Z.’s Chorus Ltd. Assigned Preliminary ‘BBB’ Rating On Strong Market Position, Outlook Stable about the 20% level or more in the next two years, although we note that the UFB rollout may weaken the group’s financial profile during the second half of the 8.5-year roll-out period. Liquidity As a newly demerged entity, Chorus is expected to have approximately NZ$1,700 million of net interested bearing debt, some of which will be assumed from TCNZ’s existing long-term debt obligations. The preliminary rating assumes that following demerger, Chorus will maintain an adequate level of liquidity to cover all of its near-term funding requirements. Outlook The stable outlook reflects our expectation that Chorus’ strong network position, prudent capital structure, and balanced approach to capital management should offset risks at the ‘BBB’ rating associated with the group’s large and complex FTTH capital-expenditure program and revenue risks associated with fixed to mobile substitution. Upward ratings pressure could emerge in the short-to-medium term if: ·Chorus successfully manages the initial stages of the FTTH rollout on time and within cost expectations; ·Fixed to mobile substitution does not increase at a higher-than-expected rate, which would include a trajectory of reaching about 20% or more of total users by fiscal 2016; and ·Chorus maintains an intermediate financial risk profile consistent with a ‘BBB+’ rating. This would include FFO to debt being sustained at about the 20% level or more over the medium-to-long term. We consider downward rating pressure at the ‘BBB’ rating level as less likely in the next few years. However, pressure may emerge if there were higher-than-expected fixed to mobile substitution or poor execution of the group’s capital-expenditure program, together with a material erosion in the group’s financial risk profile, including FFO to debt declining below 15%. Related Criteria And Research ·Corporate Ratings Criteria 2008, published April 15, 2008. Ratings List Ratings Assigned Chorus Ltd. Preliminary corporate credit rating BBB/Stable/— Standard & Poor’s (Australia) Pty. Ltd. holds Australian financial services licence number 337565 under the Corporations Act 2001. Standard & Poor’s credit ratings and related research are not intended for and must not be distributed to any person in Australia other than a wholesale client (as defined in Chapter 7 of the Corporations Standard & Poor’s | RatingsDirect on the Global Credit Portal | August 30, 2011 4 888334 | 300019494

Research Update: N.Z.’s Chorus Ltd. Assigned Preliminary ‘BBB’ Rating On Strong Market Position, Outlook Stable Act). Complete ratings information is available to subscribers of RatingsDirect on the Global Credit Portal at www.globalcreditportal.com. All ratings affected by this rating action can be found on Standard & Poor’s public Web site at www.standardandpoors.com. Use the Ratings search box located in the left column. www.standardandpoors.com/ratingsdirect 5 888334 | 300019494

Research Update: N.Z.’s Chorus Ltd. Assigned Preliminary ‘BBB’ Rating On Strong Market Position, Outlook Stable S&P may receive compensation for its ratings and certain credit-related analyses, normally from issuers or underwriters of securities or from obligors. S&P reserves the right to disseminate its opinions and analyses. S&P’s public ratings and analyses are made available on its Web sites, www.standardandpoors.com (free of charge), and www.ratingsdirect.com and www.globalcreditportal.com (subscription), and may be distributed through other means, including via S&P publications and third-party redistributors. Additional information about our ratings fees is available at www.standardandpoors.com/usratingsfees. S&P keeps certain activities of its business units separate from each other in order to preserve the independence and objectivity of their respective activities. As a result, certain business units of S&P may have information that is not available to other S&P business units. S&P has established policies and procedures to maintain the confidentiality of certain non-public information received in connection with each analytical process. Credit-related analyses, including ratings, and statements in the Content are statements of opinion as of the date they are expressed and not statements of fact or recommendations to purchase, hold, or sell any securities or to make any investment decisions. S&P assumes no obligation to update the Content following publication in any form or format. The Content should not be relied on and is not a substitute for the skill, judgment and experience of the user, its management, employees, advisors and/or clients when making investment and other business decisions. S&P’s opinions and analyses do not address the suitability of any security. S&P does not act as a fiduciary or an investment advisor. While S&P has obtained information from sources it believes to be reliable, S&P does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives. No content (including ratings, credit-related analyses and data, model, software or other application or output therefrom) or any part thereof (Content) may be modified, reverse engineered, reproduced or distributed in any form by any means, or stored in a database or retrieval system, without the prior written permission of S&P. The Content shall not be used for any unlawful or unauthorized purposes. S&P, its affiliates, and any third-party providers, as well as their directors, officers, shareholders, employees or agents (collectively S&P Parties) do not guarantee the accuracy, completeness, timeliness or availability of the Content. S&P Parties are not responsible for any errors or omissions, regardless of the cause, for the results obtained from the use of the Content, or for the security or maintenance of any data input by the user. The Content is provided on an “as is” basis. S&P PARTIES DISCLAIM ANY AND ALL EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, FREEDOM FROM BUGS, SOFTWARE ERRORS OR DEFECTS, THAT THE CONTENT’S FUNCTIONING WILL BE UNINTERRUPTED OR THAT THE CONTENT WILL OPERATE WITH ANY SOFTWARE OR HARDWARE CONFIGURATION. In no event shall S&P Parties be liable to any party for any direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees, or losses (including, without limitation, lost income or lost profits and opportunity costs) in connection with any use of the Content even if advised of the possibility of such damages. Copyright © 2011 by Standard & Poors Financial Services LLC (S&P), a subsidiary of The McGraw-Hill Companies, Inc. All rights reserved. Standard & Poor’s | RatingsDirect on the Global Credit Portal | August 30, 2011 6 888334 | 300019494 The McGraw-Hill Companies

STANDARD & POOR'S

Global Credit Portal®
RatingsDirect®

August 30, 2011

Research Update:

Telecom Corp. of New Zealand Ltd. Stays On CreditWatch, But Ratings Will Be Lowered To 'A-/A-2' After Chorus Demerger

Primary Credit Analyst:
Paul Draffin, Melbourne (61) 3-9631-2122;paul_draffin@standardandpoors.com

Secondary Contact:
May Zhong, Melbourne (61) 3-9631-2164;may_zhong@standardandpoors.com

Table Of Contents

Overview

Rating Action

Rationale

CreditWatch

Related Criteria And Research

Ratings List

www.standardandpoors.com/ratingsdirect 1

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Research Update: Telecom Corp. of New Zealand Ltd. Stays On CreditWatch, But Ratings Will Be Lowered To ‘A- /A-2’ After Chorus Demerger Research Update: Telecom Corp. of New Zealand Ltd. Stays On CreditWatch, But Ratings Will Be Lowered To ‘A-/A-2’ After Chorus Demerger Overview ·TCNZ intends to demerge its fixed-line access business Chorus in late 2011, subject to shareholder and various other approvals. ·We have undertaken an assessment of TCNZ’s proposed asset composition and financial profile following the demerger. ·Based on this assessment, we expect to lower the ratings on TCNZ by one notch to ‘A-/A-2’ from ‘A/A-1’ if the demerger proceeds as planned. ·The ratings remain on CreditWatch with negative implications pending shareholder and other approvals for the demerger. Rating Action On Aug. 31, 2011, Standard & Poor’s Ratings Services maintained its ‘A’ long-term and ‘A-1’ short-term ratings on Telecom Corp. of New Zealand Ltd. (TCNZ) on CreditWatch with negative implications, where they were initially placed on Aug. 4, 2010. Rationale This CreditWatch update follows our latest assessment of TCNZ’s proposed asset composition, operating strategy, capital structure, and financial policies following the proposed demerger of its Chorus business in late 2011. Based on this assessment, we expect to lower the long-term ratings on TCNZ by one notch to ‘A-’ and the short-term rating to ‘A-2’ if the demerger proceeds as planned. In our opinion, there is a high likelihood that TCNZ will complete the demerger of its Chorus access network business and related infrastructure as part of the New Zealand government’s “Ultra Fast Broadband” (UFB) fibre-to-the-home proposal. The ‘A-/A-2’ ratings on TCNZ would reflect our opinion of the group’s modest financial risk profile and significant market position as the largest provider of telecommunications products and services in New Zealand. These strengths would be tempered by the intensifying competitive environment in both fixed and mobile telecommunications services in New Zealand, and the execution risks associated with delivering new products, technologies, and cost-reduction initiatives. Under the demerger proposal, TCNZ plans to demerge its fixed-line telecommunications access network, telephone exchanges, and part of its core Standard & Poor’s | RatingsDirect on the Global Credit Portal | August 30, 2011 2 888335 | 300019494

Research Update: Telecom Corp. of New Zealand Ltd. Stays On CreditWatch, But Ratings Will Be Lowered To ‘A- /A-2’ After Chorus Demerger backhaul network. In our view, the high-quality access network revenues and integrated business model were key credit strengths of TCNZ, with the access network accounting for about one-third of the group’s pre-demerger earnings. Accordingly, we expect to lower our assessment of TCNZ’s business risk profile to ‘satisfactory’, from ‘strong’, following the demerger. If the demerger is completed as proposed, TCNZ will remain the second-largest mobile retailer and network services provider in New Zealand. In our view, TCNZ’s existing market position and the quality of TCNZ’s 3G network should allow the company to maintain and modestly grow its revenue share of the mobile market in New Zealand. We note, however, that new competition in the mobile market, primarily from 2Degrees, is creating significant price competition that is likely to moderate any meaningful revenue and margin growth. TCNZ will also remain the largest retailer of fixed-line products and services in New Zealand. Although we expect TCNZ to lose some fixed-line market share due to intensifying market competition following the access network demerger, we expect the fixed-line retail business to remain a significant contributor to group earnings. Furthermore, we expect the country’s fixed-line telecommunications market to remain relatively concentrated in the medium term, with TCNZ remaining one of the leading players. We consider that TCNZ’s proposed conservative financial risk profile and financial policy framework following the demerger to be key credit strengths. TCNZ intends to manage its fully adjusted debt to EBITDA below 1.5x, and funds from operations (FFO) to debt above 60%, which would be supportive of an ‘A-’ rating. In our view, TCNZ remains committed to maintaining a rating in the ‘A’ category, and we expect these financial policy objectives to be sustainable in the medium term. Furthermore, we expect TCNZ’s initial financial profile to be positioned comfortably within these financial policy objectives. A modest financial risk profile should provide the group with flexibility to accommodate the intensifying competitive environment, and to internally fund all of its capital-expenditure requirements and shareholder distributions. The existing ‘A/A-1’ ratings on TCNZ reflect our opinion of the group’s strong market position as the incumbent provider of integrated telecommunications networks and services in New Zealand. Also underpinning the ratings is TCNZ’s improving free-cash-flow generation and commitment to maintaining a modest financial risk profile. These strengths are offset by the significant regulatory-driven uncertainties surrounding the group’s future earnings and asset composition, as well as the increasingly competitive operating environment and operating and technological risks associated with the evolving telecommunications landscape. CreditWatch The ratings on TCNZ remain on CreditWatch with negative implications. If the demerger of Chorus were completed as proposed, we expect to lower the longwww.standardandpoors.com/ratingsdirect 3 888335 | 300019494 Research Update: Telecom Corp. of New Zealand Ltd. Stays On CreditWatch, But Ratings Will Be Lowered To ‘A- /A-2’ After Chorus Demerger

Research Update: Telecom Corp. of New Zealand Ltd. Stays On CreditWatch, But Ratings Will Be Lowered To ‘A- /A-2’ After Chorus Demerger and short-term ratings on TCNZ by one notch to ‘A-’ and ‘A-2’ respectively. Accordingly, the ratings on TCNZ will remain on CreditWatch until the demerger has received all necessary approvals, which is scheduled to occur in late calendar year 2011. Related Criteria And Research ·Corporate Ratings Criteria 2008, published April 15, 2008. ·Use Of CreditWatch And Outlooks, published Sept. 14, 2009. Ratings List Ratings Remaining On CreditWatch Telecom Corp. of New Zealand Ltd. Corporate credit rating A/Watch Neg/A-1 Teleco Insurance Ltd. Counterparty credit rating A/Watch Neg/ A-1 TCNZ Finance Ltd. Senior unsecured A/Watch Neg Commercial paper A-1/Watch Neg Standard & Poor’s (Australia) Pty. Ltd. holds Australian financial services licence number 337565 under the Corporations Act 2001. Standard & Poor’s credit ratings and related research are not intended for and must not be distributed to any person in Australia other than a wholesale client (as defined in Chapter 7 of the Corporations Act). Complete ratings information is available to subscribers of RatingsDirect on the Global Credit Portal at www.globalcreditportal.com. All ratings referenced herein can be found on Standard & Poor’s public Web site at www.standardandpoors.com. Use the Ratings search box located in the left column. Standard & Poor’s | RatingsDirect on the Global Credit Portal | August 30, 2011 4 888335 | 300019494 Research Update: Telecom Corp. of New Zealand Ltd. Stays On CreditWatch, But Ratings Will Be Lowered To ‘A- /A-2’ After Chorus Demerger

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